

May 2, 2025

Mark Tyndall, Esq.
Chief Legal Officer
Mallinckrodt plc
College Business & Technology Park, Cruiserath,
Blanchardstown, Dublin 15, D15 TX2V, Ireland

  Re: Mallinckrodt plc
    Registration Statement on Form S-4
    Filed April 23, 2025
    File No. 333-286694

Dear Mark Tyndall Esq.:

  We have conducted a limited review of your registration statement and have the following comment.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4

General

1. Please revise the forepart of the joint proxy statement/prospectus to provide prominent disclosure showing the per share transaction consideration (e.g., showing the per share exchange ratio and the per share cash consideration, as noted on page 203) to be received by the Endo stockholders, taking into account any material factors and assumptions that would impact those calculations. If stockholders will not know the exact per share exchange ratio or the per share cash consideration at the time of the stockholder votes, please revise to make that clear.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tim Buchmiller at 202-551-3635 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Viktor Sapezhnikov, Esq.